Filed Pursuant to Rule 433
Registration Statements Nos. 333-222495 and 333-235463
January 21, 2020

Issuer Free Writing Prospectus

Republic of Chile
€1,269,017,000 1.250% Notes due 2040
Final Terms and Conditions

As of January 21, 2020

Issuer:	Republic of Chile.

Title:	1.250% Notes due 2040.

Expected Ratings[1]:	A1 / A+ / A (Moody’s/S&P/Fitch).

Currency:	Euro (€).

Principal Amount:	€1,269,017,000

Maturity Date:	January 29, 2040.

Settlement Date (T+6):	January 29, 2020.

Mid-Swaps Yield:	0.499%.

Spread to Mid-Swap:	80 basis points.

Benchmark Bund:	DBR 4.250% due July 4, 2039.

Benchmark Bund Price/Yield:	181.659/0.035%.

Spread to Benchmark Bund:	126.4 basis points.

Yield to Maturity:	1.299%.

Public Offering Price:	99.142% plus accrued interest, if any, from January 29, 2020.

Interest:	1.250% per annum payable annually in arrears.

1                                           The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited.  Each of the security ratings above should be evaluated independently of any other security rating.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on January 29 of each year, commencing on January 29, 2021.

Optional Redemption:

At any time on or after October 31, 2039 (3 months prior to the maturity date of the notes), Chile will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes prior to their maturity, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and additional amounts, if any, on the principal amount of the notes to, but excluding, the date of redemption.

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.

Day Count:	Actual/Actual (ICMA).

Format:	SEC Registered; Global.

ISIN/Common Code:	XS2108987517 / 210898751.

Concurrent Offering

The Republic of Chile is also offering €693,685,000 aggregate principal amount of its Euro denominated 0.830% Notes due 2031 (to constitute a further issuance of, be consolidated, form a single series and be fully fungible with the Republic’s outstanding 0.830% Notes due 2031 issued on July 2, 2019 in the original aggregate principal amount of €861,000,000) in an offering registered with the SEC.

In addition, the Republic of Chile is currently contemplating a possible benchmark issuance of US-dollar denominated notes, which may occur as early as this week.

Governing Law:	New York.

Listing:	Application will be made to the London Stock Exchange for the notes to be admitted to trading on the London Stock Exchange’s International Securities Market.

Joint Bookrunners (Allocation):	Banco Santander, S.A. (€423,005,667) BNP Paribas (€423,005,667) Société Générale (€423,005,666)

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

•                                          https://www.sec.gov/Archives/edgar/data/19957/000119312519140526/0001193125-19-140526-index.htm

•                                          https://www.sec.gov/Archives/edgar/data/19957/000119312519174267/0001193125-19-174267-index.htm

•                                          https://www.sec.gov/Archives/edgar/data/19957/000119312518008229/0001193125-18-008229-index.htm

•                                          https://www.sec.gov/Archives/edgar/data/19957/000110465919072138/0001104659-19-072138-index.htm

•                                          https://www.sec.gov/Archives/edgar/data/19957/000110465920004446/0001104659-20004446-index.htm

•                                          https://www.sec.gov/Archives/edgar/data/19957/000110465920004463/0001104659-20-004463-index.htm

•                                          https://www.sec.gov/Archives/edgar/data/19957/000110465920005149/0001104659-20-005149-index.htm

•                                          https://www.sec.gov/Archives/edgar/data/19957/000110465920005300/a19-25085_2424b3.htm

Delivery of the notes is expected on or about January 29, 2020, which will be the sixth business day following the date of pricing of the notes.  Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes prior to the Closing Date may be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Banco Santander, S.A. at +44 207 756 67 39, BNP Paribas at +44 20 7595 8222 and Société Générale at +44 20 7676 7644.

This term sheet has been prepared on the basis that any offer of notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to publish a prospectus for offers of notes.  Accordingly any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in this term sheet may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of notes shall Chile or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.  Neither Chile nor the underwriters have authorized, nor do they authorize, the making of any offer notes to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation.  Neither Chile nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of notes contemplated in the prospectus supplement.  The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that:  (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate.  Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This information is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This information is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons.  Any investment or investment activity to which this presentation relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.